Resin Systems Receives First Order for Permanent Replacement Roller Tubes

Calgary, Alberta, June 27, 2008:  Resin Systems Inc. (“RS”) (RS - TSX / RSSYF - OTCBB), a technology innovator that develops advanced composite material products for infrastructure markets, announced today that its composite roller tubes have been selected to replace existing steel roller tubes in a bulk material handling load-out facility. The load-out facility loads vessels for the export of potash abroad.

This order is the first permanent replacement of traditional steel built roller tubes with RS’s exclusive advanced composite material roller tubes in the highly corrosive and abrasive environment of potash handling. The RStandard™ composite roller tube is more corrosion and abrasion resistant than steel tubes and the weight of the total assembly is significantly less. These value added benefits provide the user lower installation and operating costs as well as a bulk material handling system with significantly longer performance life compared to steel-based handling systems. The operator of this load-out facility is starting the permanent replacement in the harshest and most corrosive areas. RS anticipates the operator will transition the remaining facility over time.

RS first introduced the RStandard composite roller tube to the market in the second half of 2007 in the form of pilot installations. The pilot installations allow the end-user to trial the new product and understand first hand its value added features before selecting RStandard roller tubes for their entire facility needs. Since the beginning of the product launch in mid-2007, the number of pilot installation orders continues to grow for application in a variety of bulk material handling environments. The above first permanent replacement order was a result of the very first pilot installation in the fall of 2007.

“This first order for permanent replacement RStandard roller tubes is a significant milestone for our new product” said Paul Giannelia, chief executive officer and president of RS. “We expect that in the next year, our roller tube business will have a growing impact on our revenues”.

About RS

RS is a technology innovator that develops advanced composite material products for infrastructure markets. These advanced material products are not only structurally superior to products made with traditional building blocks of wood, steel or concrete, they are also lighter, more durable and longer-lasting. The company has entered the global market with its award winning utility poles and conveyor roller tubes as its two initial products, and continues to identify a growing list of additional innovative products.

RS designs, engineers and develops its products in-house, while outsourcing where applicable, its manufacturing and distribution.

For the latest on RS's developments, go to the company’s website at www.grouprsi.com.

"RStandard" is a trademark of RS.

For further information please contact:

Resin Systems Inc.

Jim Leonidas, Chief Financial Officer

Tel: (403) 219-8000

Fax: (403) 219-8001

Email:

info@grouprsi.com

Laurien Abel, Investor and Public Relations Coordinator

Tel: (403) 219-8000

Fax: (403) 219-8001

Email:  info@grouprsi.com